                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

      For the fiscal year ended: December 31, 2003

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from _____________ to ________________

      Commission File Number: 1-11024

      A. Full title of plan and address of the plan if different from that of the issuer named below:

                     CLARCOR 401(k) Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CLARCOR Inc.
                           2323 Sixth Street
                           PO Box 7007
                           Rockford IL  61125

                                 CLARCOR 401(k)
                            RETIREMENT SAVINGS PLAN

                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                                   AS OF AND FOR THE YEARS ENDED
                                                      DECEMBER 31, 2003 AND 2002

                                 CLARCOR 401(k)
                            RETIREMENT SAVINGS PLAN

                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                                   AS OF AND FOR THE YEARS ENDED
                                                      DECEMBER 31, 2003 AND 2002

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                                        CONTENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM                        3

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits                     4
    Statements of Changes in Net Assets Available for Benefits          5
    Notes to Financial Statements                                    6-10

SUPPLEMENTAL SCHEDULE

    Schedule of Assets (Held  at End of Year)                          12

Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.

[BDO LOGO]       BDO Seidman, LLP               233 N. Michigan Ave., Suite 2500
                 Accountants and Consultants    Chicago, Illinois 60601
                                                Telephone: (312) 856-9100
                                                Fax: (312) 856-1379



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Committee of the CLARCOR 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/ BDO SEIDMAN, LLP
                                                --------------------------


Chicago, Illinois
May 26, 2004

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

          December 31,                     2003              2002
          ------------                     ----              ----
ASSETS

INVESTMENTS, at fair market value
   Common/collective trust             $  21,591,076    $    21,501,946
   Mutual funds                           57,780,952         45,544,162
   CLARCOR Inc. common stock fund          6,028,727          4,077,999
   Participant loans                       2,262,247          2,293,501
                                       -------------    ---------------

Total investments                         87,663,002         73,417,608
                                       -------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS      $  87,663,002    $    73,417,608
                                       =============    ===============

                                 See accompanying notes to financial statements.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

                   Year ended December 31,                            2003             2002
                   -----------------------                            ----             ----
ADDITIONS
     Investment income
         Interest income from common/collective trust           $       898,619    $     1,028,064
         Dividend income from CLARCOR Inc. common stock fund             46,751             43,798
         Interest income from participant loans                         174,482            222,487
         Dividend income from mutual funds                            1,210,441          1,180,454
                                                                ---------------    ---------------

Total interest and dividends                                          2,330,293          2,474,803
                                                                ---------------    ---------------
         Net appreciation (depreciation) in fair value of
           Mutual funds                                               9,470,241         (9,412,195)
           CLARCOR Inc. common stock fund                             1,555,290            623,837
                                                                ---------------    ---------------

Total net appreciation (depreciation)                                11,025,531         (8,788,358)
                                                                ---------------    ---------------

Total investment income (loss)                                       13,355,824         (6,313,555)
                                                                ---------------    ---------------
     Contributions
         Employer                                                     1,431,327          1,364,857
         Participant                                                  5,284,039          5,209,500
         Rollover                                                       224,493            222,019
                                                                ---------------    ---------------

Total contributions                                                   6,939,859          6,796,376
                                                                ---------------    ---------------

TOTAL ADDITIONS                                                      20,295,683            482,821
                                                                ---------------    ---------------
DEDUCTIONS
     Benefits paid to participants                                    6,042,529          5,003,899
     Administrative fees                                                  7,760              7,420
                                                                ---------------    ---------------
TOTAL DEDUCTIONS                                                      6,050,289          5,011,319
                                                                ---------------    ---------------
NET INCREASE (DECREASE)                                              14,245,394         (4,528,498)

NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year              73,417,608         77,946,106
                                                                ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS, at end of year               $    87,663,002    $    73,417,608
                                                                ===============    ===============

                                 See accompanying notes to financial statements.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN        The following brief description of the CLARCOR
                              Inc. (the "Company") 401(k) Retirement Savings
                              Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

   GENERAL The Plan is a defined contribution plan covering substantially all domestic employees of the Company who have three months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                              Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations. Participants may also elect to make after-tax contributions to the Plan up to 10% of the participant's compensation, and may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 3% of pretax compensation that a participant contributes to the Plan, with the exception of certain employees, as defined in the Plan, who receive Company contributions up to 40% of the first 6% of pretax contributions that a participant contributes to the Plan.

   PARTICIPANT ACCOUNTS       Each participant's account is credited with the
                              participant's contribution and allocations of the Company's contributions and Plan earnings.
                              Allocations are based on participant account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
                              Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, Company common stock and 11 mutual funds as investment options for participants.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

   VESTING Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is vested as follows:

Total years of service   Vested Percentage
----------------------   -----------------
1                                 0%
2                                 0%
3                               100%

   PARTICIPANT LOANS          Participants may borrow from their accounts a
                              minimum of $1,000 and participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants' account balances. Loans may not exceed the lesser of 50% of the participant's vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus
                              2% at the time of the loan.

   PAYMENT OF BENEFITS        Upon termination of service, death, disability or
                              retirement, participants, or their beneficiaries, will receive lump-sum benefit payments. Benefits paid are equal to the value of the participant's vested interest in his or her account.

                              Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

   FORFEITED ACCOUNTS         Forfeitures are used to reduce future Company
                              contributions. Approximately $ 76,962 and $123,660 was used to reduce Company contributions during 2003 and 2002, respectively.

   ADMINISTRATIVE EXPENSES    The Company pays substantially all of the Plan's
                              administrative expenses.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

   BASIS OF ACCOUNTING        The financial statements of the Plan are prepared
                              under the accrual method of accounting.

   USE OF ESTIMATES           The preparation of financial statements in
                              conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES    The Plan provides for various investment options
                              in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
                              Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

   INVESTMENT VALUATION       The Plan's investments are stated at fair market
                              value. Quoted market prices are used to value investments. Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair market value.

   PAYMENT OF BENEFITS        Benefits are recorded when paid.

3. SIGNIFICANT INVESTMENTS    The fair market value of individual investments
                              that represent 5% or more of the Plan's net assets are as follows:

        December 31,                     2003              2002
        ------------                     ----              ----
CLARCOR Inc. common stock fund     $     6,028,727    $    4,077,999
Vanguard 500 Index Fund                 20,362,495        15,453,480
Vanguard U. S. Growth Fund               4,689,615                 *
Vanguard Intermediate Term
    Corporate Fund                               *         4,104,755
Vanguard Wellington Fund                13,394,381        10,850,852
Vanguard Windsor II Fund                 4,741,372                 *
Vanguard Retirement Savings Trust       21,591,076        21,501,946

--------------------
* Value not greater than 5% of net assets.

4. RELATED-PARTY              The Plan invests in shares of mutual funds managed
   TRANSACTIONS               by an affiliate of Vanguard Fiduciary Trust
                              Company. Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                              CLARCOR Inc. common stock fund contains shares of common stock issued by the Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

5. PLAN TERMINATION           Although it has not expressed any intent to do so,
                              the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6. TAX STATUS                 The Internal Revenue Service has determined and
                              informed the Company by a letter dated April 8, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7. UBSEQUENT EVENT            Effective January 1, 2004, the Company restated
                              and amended the Plan. Significant changes included an amendment to cover only those eligible employees who elected to continue participation in the CLARCOR Inc. Pension Plan. All other eligible employees may participate in the CLARCOR 401(k)
                              Plan, a "safe harbor" tax-qualified 401(k) plan.

                              SUPPLEMENTAL SCHEDULE

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                      STATEMENTS OF ASSETS (HELD AT END OF YEAR)

================================================================================

                                                                 EIN: 36-0922490
                                                                Plan Number: 009
                                                                       Form 5500


December 31,                                                                2003

                                                                                              (e)
                                                                                            CURRENT
                                                                                            VALUE AT
                       (b)                                    (c)                 (d)     DECEMBER 31,
(a)            IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT    COST         2003
---            ------------------                   -------------------------    ----     ------------
 *    CLARCOR INC. COMMON STOCK FUND                COMPANY COMMON STOCK          (a)     $  6,028,727

 *    VANGUARD RETIREMENT SAVINGS TRUST             COMMON/COLLECTIVE TRUST       (a)       21,591,076

 *    VANGUARD PRIME MONEY MARKET FUND              MUTUAL FUND                   (a)        1,277,763

 *    VANGUARD EXPLORER FUND                        MUTUAL FUND                   (a)        2,382,456

 *    VANGUARD WELLINGTON FUND                      MUTUAL FUND                   (a)       13,394,381

 *    VANGUARD INTERMEDIATE TERM CORPORATE FUND     MUTUAL FUND                   (a)        4,096,805

 *    VANGUARD INTERMEDIATE TERM TREASURY FUND      MUTUAL FUND                   (a)        2,883,782

 *    VANGUARD 500 INDEX FUND                       MUTUAL FUND                   (a)       20,362,495

 *    VANGUARD WINDSOR II FUND                      MUTUAL FUND                   (a)        4,741,372

 *    VANGUARD U.S. GROWTH FUND                     MUTUAL FUND                   (a)        4,689,615

 *    VANGUARD INTERNATIONAL GROWTH FUND            MUTUAL FUND                   (a)        1,988,277

 *    VANGUARD SMALL CAP INDEX FUND                 MUTUAL FUND                   (a)          797,662

 *    VANGUARD MID CAP INDEX FUND                   MUTUAL FUND                   (a)        1,166,344

 *    PARTICIPANT LOANS                             LOANS TO PARTICIPANTS          -         2,262,247
                                                                                          ------------
                                                                                          $ 87,663,002
                                                                                          ============

*Represents party-in-interest

(a) The cost of participant-directed investments is not required to be disclosed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CLARCOR 401(k) Retirement Savings Plan

Dated:   June 25, 2004                      By: /s/ David J. Lindsay
                                                David J. Lindsay
                                                Chairman, CLARCOR Inc.
                                                401(k) Plan Committee
                                                as Plan Administrator

INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.1          Consent of Independent Registered Public Accounting Firm